EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-184760 and 333-208391 on Form S-8 and Registration No. 333-192105 on Form S-3 of our report dated April 14, 2016, relating to the consolidated financial statements of Southcross Energy Partners, L.P. and subsidiaries (the “Partnership”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to (1) the Partnership obtaining a commitment through an Equity Cure Contribution Agreement from Southcross Holdings LP to assist the Partnership in maintaining compliance with its financial covenants and (2) the inclusion of the Partnership’s common control acquisitions of the TexStar Rich Gas System and 2015 Holdings Acquisition beginning on August 4, 2014) appearing in this Annual Report on Form 10-K of Southcross Energy Partners, L.P. for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Dallas, Texas
April 14, 2016